Pirouette Pharma Inc.

CARTA PRE-MONEY SAFE
(Simple Agreement for Future Equity)

This Carta Pre-Money SAFE (this "**SAFE**") is dated as of the Purchase Date and certifies that in exchange for the payment by Investor to the Company of the Purchase Amount on the Purchase Date, the Company issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below and in the terms and conditions set forth in **Exhibit A** attached to this SAFE, which are incorporated by reference.

"**Company**" means Pirouette Pharma Inc.

"**Investor**" means [ENTITY NAME]

"**Purchase Date**" means [EFFECTIVE DATE]

"**Purchase Amount**" means $[AMOUNT]

The "**Discount Rate**" is 80.00%.

The "**Valuation Cap**" is $95,000,000.00.

The "**Governing Law State**" is Delaware.

Terms and Conditions Incorporated into Carta Pre-Money SAFE

1. *Conversion in a Qualified Financing*.

(a) In the event that the Company issues and sells Preferred Stock in a bona fide transaction or series of transactions with the principal purpose of raising capital for aggregate proceeds of at least US$10,000,000 at a fixed valuation, including but not limited to, a pre-money or post-money valuation (a "**Qualified Financing**") before the termination of this SAFE, this SAFE will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the lower of (1) the Cap Price or (2) the Discount Price (the "**Conversion Price**") upon the occurrence of such Qualified Financing.

For purposes of this SAFE:

"**Cap Price**" means the price per share determined in accordance with the following formula:

Cap Price = Valuation Cap / Pre-Money Valuation Cap Denominator

"**Discount Price**" means the price per share determined in accordance with the following formula:

Discount Price = Discount Rate * Qualified Financing Price Per Share

"**Pre-Money Valuation Cap Denominator**" means, immediately prior to the Qualified Financing, the sum of (without double-counting, in each case calculated on an as-converted to Common Stock basis):

1. All issued and outstanding shares of the Company's capital stock, including, without limitation, "**Common Stock**" and "**Preferred Stock**" ("**Capital Stock**").
2. All (I) issued and outstanding options, restricted stock awards or purchases, RSUs, SARs, warrants or similar securities, vested or unvested (collectively, "**Options**"), (ii) Promised Options, (iii) the Unissued Option Pool, (iii) any increase to the Unissued Option Pool in connection with the Qualified Financing, and (iv) any equity incentive or similar plan to be created in connection with the Qualified Financing.
3. All shares issuable upon exercise or conversion of any convertible securities, excluding (a) this SAFE, (b) any other instruments containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations ("**SAFEs**") issued by the Company and (c) any convertible promissory notes issued by the Company.

"**Promised Options**" means promised but ungranted Options that are the greater of those (i) promised pursuant to agreements or understandings made prior to the execution of, or in connection with, the term sheet or letter of intent for the Qualified Financing or Liquidity Event, as applicable (or the initial closing of the Qualified Financing or consummation of the Liquidity Event, if there is no term sheet or letter of intent), (ii) in the case of an Qualified Financing, treated as outstanding Options in the calculation of the Standard Preferred Stock's price per share, or (iii) in the case of a Liquidity Event, treated as outstanding Options in the calculation of the distribution of the Proceeds.

"**Qualified Financing Price Per Share**" means the lowest per-share selling price at which shares of Preferred Stock are being or have been issued in the Qualified Financing as of the date of the conversion of this SAFE into SAFE Preferred Stock.

"**SAFE Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Qualified Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price- based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Unissued Option Pool**" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

(b) In connection with the automatic conversion of this SAFE into shares of SAFE Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Qualified Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of the shares of the series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Qualified Financing (the "**Standard Preferred Stock**"), with appropriate variations for the SAFE Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

2.   ***Optional Conversion in Nonqualified Financing***.   If the Company issues and sells Preferred Stock in an equity financing that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

3. Liquidity Event.

(a)   If there is a Change of Control, a Direct Listing or an Initial Public Offering (a "**Liquidity Event**") before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 5 below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").   If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

For purposes of this SAFE:

"**Change of Control**" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

"**Converting Securities**" includes this SAFE and other convertible securities issued by the Company, including but not limited to: (i) other SAFEs; (ii) convertible promissory notes and other convertible debt instruments; and (iii) convertible securities that have the right to convert into shares of Capital Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;

    Includes all Converting Securities, **other than** any SAFEs and other convertible securities (including without
- limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

(b) Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 5.

4. Dissolution Event. If there is a (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary (a "**Dissolution Event**"), before the termination of this SAFE, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 5 below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

5. Liquidation Priority. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock.   The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

6. Termination. This SAFE will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFE) immediately following the earliest to occur of: (i) the issuance of shares of the Company's Preferred Stock to the Investor pursuant to the conversion of this SAFE under Section 1 or 2; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 3 or 4.

7. Company Representations

(a) The Company has been duly incorporated and organized and is validly existing and in good standing under the laws of its state of incorporation. The Company has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business (a "**Material Adverse Effect**").

(b) The Company has all requisite corporate power and authority to execute and deliver this SAFE and to carry out and perform all its obligations under this SAFE. Subject to Section 7(d), all corporate action on the part of the Company necessary for the authorization, execution, delivery of, and the performance of all obligations of the Company under this SAFE has been taken. This SAFE constitutes a legal, valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(c) To its knowledge, the Company is not in violation or default of any term of its current certificate of incorporation or bylaws, of any material statute, rule or regulation applicable to the Company, or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violations or defaults that, individually or together with all such violations or defaults, would not have a Material Adverse Effect. The execution and delivery of this SAFE and the performance and consummation of the transactions contemplated by this SAFE will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties.

(d) No consents or approvals are required in connection with the performance of this SAFE, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1 and 2.

(e) To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

(f) The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("**Disqualification Events**"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this SAFE, "**Company Covered Persons**" are those persons specified in Rule 506(d)(1) under the Act; provided, however, that Company Covered Persons do not include (a) any purchaser of a SAFE issued by the Company, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any purchaser of a SAFE issued by the Company.

(g) Assuming the accuracy of the representations and warranties of the Investor contained in Section 8 below, the offer, issue, and sale of this SAFE and the securities of the Company issuable upon conversion of this SAFE are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

(h) The Company shall use the proceeds of this SAFE solely for the operations of its business, and not for any personal, family or household purpose.

8. *Investor Representations*

(a) This SAFE constitutes the Investor's valid and binding obligation, enforceable against the Investor in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors' rights generally and (ii) the effect of rules of law governing the availability of equitable remedies. The Investor represents and warrants to the Company that the Investor has full legal capacity, power and authority to execute and deliver this SAFE and to perform its obligations hereunder.

(b) The Investor is purchasing this SAFE and the securities to be acquired by the Investor hereunder solely for its own account for investment, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

(c) The Investor either (i) is familiar with the definition of, and qualifies as, an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of the Qualified Financing, the Company may void this SAFE and return the Purchase Amount OR (ii) is investing online through an SEC-registered intermediary under Regulation CF. If investing online through an SEC-registered intermediary under Regulation CF and the investor is a non-accredited investor, then the limitation on how much the investor can invest depends on The Investor's net worth and annual income. If either The Investor's annual income or net worth is less than $124,000, then during any 12-month period, The Investor can invest up to the greater of either $2,500 or 5% of the greater of The Investor's annual income or net worth. If both The Investor's annual income and net worth are equal to or more than $124,000, then during any 12-month period, The Investor can invest up to 10% of annual income or net worth, whichever is greater, but not to exceed $124,000.

(d) The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of its investment, is able to incur a complete loss of its investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

(e) The Investor has been advised that this SAFE and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, may be resold without registration under the Securities Act only in certain limited circumstances. The Investor further understands that the Company is under no obligation to register this SAFE and the underlying securities, and the Company has no present plans to do so.

(f) Without in any way limiting the representations set forth above, the Investor further agrees not to make any disposition of all or any portion of the securities issuable upon conversion of this SAFE unless and until:

(1) There is then in effect a registration statement under the Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(2) The Investor shall have notified the Company of the proposed disposition and furnished the Company with a

detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws; provided that no such opinion shall be required for dispositions in compliance with Rule 144 under the Act, except in unusual circumstances.

(3) Notwithstanding the provisions of paragraphs (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Investor to a partner (or retired partner) or member (or retired member) of the Investor in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

9. Miscellaneous

(C) Any provision of this SAFE may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all SAFEs with the same Valuation Cap and Discount Rate as this SAFE (and SAFEs lacking one or both of such terms will be considered to be the same with respect to such term(s)) (the "**Majority Holders**"), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such SAFEs must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of SAFEs whose SAFEs have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of SAFEs.

(a) Any notice required or permitted by this SAFE will be deemed sufficient when delivered personally or by overnight courier to such party's address listed on the signature page of this SAFE, sent by email to the email address designated by the Company in writing from time to time, sent by email to the Investor's email address provided in connection with the issuance of this SAFE or such other email address for Investor as subsequently modified by written notice from Investor to Company, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the cover page of this SAFE.

(b) The Investor is not entitled, as a holder of this SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1 or Section 2. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time. The "**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

(c) Neither this SAFE nor any of the rights or obligations hereunder may be transferred, conveyed or assigned, by operation of law or otherwise, in whole or in part, by either party without the prior written consent of the other; *provided, however*, that this SAFE and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this SAFE in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile. Subject to the foregoing, the rights and obligations of the Company and the Investor under this SAFE shall be binding upon and benefit their respective permitted successors, assigns and transferees.

(d) In the event any one or more of the provisions of this SAFE is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this SAFE operate or would prospectively operate to invalidate this SAFE, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this SAFE and the remaining provisions of this SAFE will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) All rights and obligations hereunder will be governed by the laws of the State of the Governing Law State, without regard to the conflicts of law provisions of such jurisdiction.

(f) The parties acknowledge and agree that for United States federal and state income tax purposes this SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this SAFE to be duly executed and delivered.

Pirouette Pharma Inc.

By: *Founder Signature*

Conor R. Cullinane, Ph.D.

President, CEO

Address: 200 INTERNATIONAL DR STE 170-180
                   PORTSMOUTH, NH 03801

Email: conor@pirouettepharma.com

INVESTOR: [ENTITY NAME]

By: *Investor Signature*

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

Address: [ADDRESS]

Email: [EMAIL]